FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period November 10, 2006

SANPAOLO IMI S.p.A.

(Exact name of registrant as specified in its charter)

Piazza San Carlo 156

10121 Turin, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form  20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

IMPORTANT INFORMATION

The Banca Intesa securities referred to herein that will be issued in connection with the merger described herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the Securities Act ) and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Banca Intesa securities will be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act.

The merger described herein relates to the securities of two foreign (non- U.S.) companies and is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since Banca Intesa and Sanpaolo IMI are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries.  You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court s judgment.

You should be aware that Banca Intesa may purchase securities of Sanpaolo IMI otherwise than in the merger, such as in open market or privately negotiated purchases.

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities, nor shall there be any purchase, sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, the companies involved in the proposed business combination disclaim any responsibility or liability for the violation of such restrictions by any person.

The shares to be issued in connection with the proposed business combination may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking information and statements about Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. and their combined businesses after completion of the proposed business combination. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the managements of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A., that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public documents sent by Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. to CONSOB and under “Risk Factors” in the annual report on Form 20-F for the year ended December 31, 2005 filed by Sanpaolo IMI S.p.A. with the SEC on June 29, 2006. Except as required by applicable law, neither Sanpaolo IMI S.p.A. nor Banca Intesa S.p.A. undertakes any obligation to update any forward-looking information or statements.

SANPAOLO IMI GROUP

Results to 30 September 2006 approved

Principal profit margins and business volumes grew compared with the first nine months of 2005 together with the retail and corporate client base:

•	NET INCOME: 1,638 million euro (+8.5% against the first nine months of 2005)

•	CURRENT OPERATING INCOME: 2,577 million euro
(+10,7% against the first nine months of 2005)

•	GROSS OPERATING INCOME: 6,472 million euro
(+5.9% against the first nine months of 2005)

Gross operating income grew thanks to positive development in all areas: net interest income rose to 3,058 million euro (+8.5%), net commissions were 2,534 million euro (+4.6%), dividends and results from other financial assets and liabilities rose to 460 million euro (+8.5%)

•	Excluding non-recurring items from 2005, notably the sale of Italenergia Bis and the conversion of the FIAT loan, profit margins grew on an annual basis, around 10% in revenues and 20% in net income.

•

FINANCIAL ASSETS OF CUSTOMERS also grew: +6.3% from September 2005 and +6.1% on the end of 2005. The positive trend in direct (+4.4% on the 12 months and +6% from December 2005) and indirect (+7.2% on the 12 months and +5.5% from the end of December 2005) deposits continued

•	Improved ASSET QUALITY: 0.7% ratio of non-performing loans to total loans and 2.1% between doubtful loans and total net loans (respectively 0.8% and 2.4% at end of September 2005).
Loans to customers rose 8.6% from September 2005 and 7.7% from the beginning of the year

•	ANNUALIZED RoE: 16.9%.

•	COST/INCOME RATIO: 53.6%.

In the first nine months of the year 64,000 net new RETAIL customers were added: personal loans and mortgages from the commercial banks amounted to 7.5 billion euro (+12% against the first nine months of 2005).

The competitive position in CORPORATE customers improved: approximately 6 billion euro in medium & long- term loans from the commercial banks more than 30% against the first nine months of 2005).

In the PUBLIC SECTOR and INFRASTRUCTURE the Group maintained its leadership in Italy with 26.4 billion euro in loans and annual growth of 1% (3.9 billion euro in new loans disbursed).

Turin, November 10, 2006 – The Board of Directors of SANPAOLO IMI today approved the results of Group the to September 30, 2006, prepared according to IAS/IFRS.

The results for the first nine months of the year show a positive development in the principal profit margins compared to the same period in 2005. The Group recorded a marked improvement in gross operating income (+5.9%), 6,472 million euro, thanks to strong revenue growth: net interest income was 3,058 million euro (+8.5%) and net commissions 2,534 million euro (+4.6%). Net operating income rose to 6,112 million euro (+6.3%) and current operating income was 2,577 million euro (+10.7%).

Credit quality remained high, thanks to the selective criteria used in loan disbursement and strict provisioning policies, as demonstrated by the total of doubtful loans, down 5.9% against the end of 2005.

Net income was thus 1,638 million euro against 1,509 million in the same period of 2005 (+8.5%).

Excluding non-recurring items from 2005, notably the sale of Italenergia Bis and the conversion of the FIAT loan, profit margins grew on an annual basis, around 10% in revenues and 20% in net income.

In the nine months the Group continued to attract new customers: 64,000 in retail and 450 corporate.

Progress in the first nine months is in line with the objectives of the Three Year Plan, which envisages the achievement of 18% RoE and a cost/income ratio of 52% in 2008.

***

Consolidated results at 30 September 2006(1).

Group gross operating income was 6,472 million euro (+5.9% against the first nine months of 2005), thanks above all to positive progress in net interest income and commission revenues.

Net interest income in the first nine months of 2006 was 3,058 million euro, up 8.5% on the first nine months of 2005, accelerating on the growth in the first half of the year. The main growth factor was the increase in business volumes, which compensated for the spread erosion. Average balances of interest-earning assets, excluding investment banking, increased by 11.5% against the first nine months of 2005, the total average spread fell by 10 basis points as did the customer spread (13 basis points).

Loans to customers at the end of September amounted to 150.2 billion euro, decisively up on December 2005 (+7.7%), and in the 12 months (+8.6%). Performance benefited from the increase in both medium- and long-term and short-term loans: the latter grew in total terms from the beginning of the year by 13.5%. Analysis of the total shows good progress in retail finance (7.5 billion from the commercial banks, of which 3.8 billion euro in domestic mortgages, +12% on the same period of 2005) and corporates (approximately 6 billion euro, up more than 30% against first nine months of 2005); loans to public works and infrastructure by Banca OPI were 26.4 billion in total (20.1 billion euro in secured loans), with an annual growth of 1% and new disbursements of 3.9 billion euro.

(1) Consolidation

The figures for the first nine months of show the following changes from December 31, 2005:

-  inclusion of the recently acquired Banca Italo Albanese

-  inclusion of Financière Fideuram and its subsidiary W.D.W. (not included in the disposal of Banque Privée Fideuram Wargny)

-  exclusion of Gest Line following the sale to Riscossione S.p.A. of 70% of the stake. The results of the company until the date of sale are posted in the consolidated statement of income in the item assets in course of disposal, as per IFRS 5.

Direct deposits were 175.2 billion euro, up 6% from the beginning of the year and 4.4% in the 12 months.

At the end of September the Group’s domestic market share was 10.1% in loans and 10.6% in direct deposits.

Group net commissions in the first nine months of 2006 were 2,534 million euro, up 4.6% against the same period in 2005. The growth was driven by management, dealing and consultancy (+6.8%), thanks above all to the performance in asset management (+7.3%), which represented more than half of total commissions. The sector was marked by market volatility; the trend in interest rates affected bonds. Customer preferences were towards financial instruments, such as flexible funds and fund-based asset management, to generate higher returns.

Financial assets of customers at the end of September were 426.4 billion euro, up 6.1% from the end of December 2005 and 6.3% in the 12 months.

Indirect deposits reached 276.8 billion euro, up 5.5% from the beginning of the year and 7.2% in the 12 months, above all because of the administered portion. From December 2005 there was a recomposition of customer financial assets, from asset management to assets administered and direct deposits. Volumes of asset management were thus 158.9 billion euro, with an increase of 2.1% in the 12 months and 0.6% from the beginning of the year, recovering the fall at the end of the first half. Mutual funds and fund-based asset management were 106.5 billion euro (+2.5% in the 12 months and +0.2% from the beginning of the year): there was greater interest in equity funds, including hedge funds and flexible funds, up 3 percentage points the previous September. The new “Absolute Return” funds met with great interest from savers, raising net amounts of approximately 3.2 billion euro.

The SANPAOLO IMI Group continued to occupy the number one position in mutual funds, with a market share of 18.1% calculated on the new and broader Assogestioni definitions, which include funds promoted in Italy by foreign law Sicavs.

Assets under administration at the end of September 2006 were 117.9 billion euro (+14.8% in the 12 months and +13.1% from the beginning of the year).

Life technical reserves and financial assets showed a slight increase both in the 12 months (+0.6%), and from the beginning of the year (+0.3%), standing at approximately 46.1 million euro: the progressive ageing of the portfolio meant maturities counterbalanced by new policies in the nine months. The insurance result was 296 million euro (-2% on the same period of 2005). This result reflected updated mortality tables with increased provisions and reserves and was further conditioned by the slowdown in production related to the transitional and relaunch phases of the Eurizon Group and fall in hedged asset products.

Dividends and results form other financial assets and liabilities were 460 million euro (+8.5% on September 2005). The increase was due to Banca IMI’s traditional activities, in particular from financial markets and business in securities, currencies and derivatives from the commercial banks.

Profits from shareholdings, 76 million euro, were down 14.6% on the same period of 2005, which had benefited from significant capital gains in private equity.

Net operating income was 6,112 million euro, up 6.3% on an annual basis.

Net value adjustments for loan deterioration were 359 million euro, in line with the 357 million euro of the first nine months of 2005, confirming the Group loan portfolio’s risk profile. Coverage of doubtful loans remains high. Inherent credit risk in the performing loan portfolio led to general provisioning of 143 million euro, down 23.1% against the 186 million euro in the first nine months of

2005. Group general reserves were 1,225 million euro, 0.8% of the performing portfolio, in line with 31 December 2005.

Against the end of September 2005 the non-performing loans fell by 6.8% (1,044 million euro against 1,120 at the end of September and 1.080 at the end of December 2005), while problem and restructured loans (1,235 million euro) rose by 8.3% from the end of September 2005, but 5.7% from the beginning of the year; the coverage ratios were respectively 76.4% and 30.7%.

Asset quality, thanks to selective criteria in loan disbursement and strict provisioning policies, remained high and the credit risk indices of the Group were, therefore, always at good levels: ratios of non-performing loans/loans to customers and problem and restructured/ loans to customers were respectively 0.7% and 0.8%.

The ratio of doubtful loans to total net loans at the end of September was 2.1% (2.4% at the end of September 2005).

Current operating income was 2,577 million euro (+10.7% against September 2005), benefiting from the strong revenue performance.

Operating expenses were 3,471 million euro, up 3.6% on the first nine months of 2005: personnel expenses (2.122 million euro) grew by 5.3% against an average rise of 1.6% in numbers as a result of investments in the commercial network and insurance business. Personnel expenses were further influenced by contractual salary increases due to the renewal of the national labor contract (CCNL) in February 2005, provisions for the possible renewal of the CCNL at the end of 2005 and increase in variable remunerations. The last factor grew because of medium-term incentives to support the Three-year Plan, the wider shareholding scheme and increased provision for the incentive scheme related to the positive results of the Group in 2006.

Other administrative expenses were 1,075 million euro (+4.4% on the first nine months of 2005): the increase was largely due to branch property costs and energy charges. Personnel costs also increased because of more staff and training, IT and promotional costs for the Winter Olympic Games Torino 2006, of which SANPAOLO IMI was Principal Sponsor and property maintenance charges.

The cost/income ratio fell to 53.6%, an improvement of 1.2 percentage points on the same period of 2005.

Net income, before income taxes, income from discontinuing operations and minority interests, was 1,638 million euro (+8.5% against the first nine months of 2005).

The tax rate was 36.5%, slightly more than in the same period of 2005 (33,8%).

Group net shareholders’ funds at September 30, 2006 a 14,539 million euro (13,483 million euro at 31 December 2005). Changes in the first nine months of 2006 were largely due to end of period income, net of dividends paid in 2005, stock option accounting, repurchase of minority stakes (Banca Fideuram) and valuation reserves, thanks to fair value revaluation of certain shareholdings (481 million euro), including SCH, Fiat, Ixis Asset Management and Ixis Corp & Investment Bank.

At the end of September 2006 the solvency ratios of the Group amounted to 7.5% (tier 1 ratio) and 10.1% (total risk ratio).

At September 30, 2006 the SANPAOLO IMI Group had a total network of 3,202 branches in Italy, 153 branches and representative offices abroad, some 43,000 employees and more than 4,200 financial salespeople.

***

Consolidated results of third quarter 2006.

The third quarter of 2006 showed lower growth against the two preceding quarters. This was due to revenue movements, which, apart from net interest income, were lower, mainly compared to the second quarter, which benefited from non-recurring items such as dividends and capital gains from sales of shareholdings. Net interest income in 3Q was instead the highest in 2006, at 1,039 million euro (1,026 and 993 million in 1Q and 2Q).

Revenue comparisons for the first three quarters of 2006 against 2005, without non-recurring items.

The Group closed the quarter with a significant recovery in financial assets of customers, due mostly to assets under administration, followed by asset management and direct deposits.

***

Consolidated results by business sectors for the first nine months of 2006.

Banking.

Banking is the core business of the Group and represents the point of reference for the definition, the development and coordination of the commercial strategies of all the Group’s networks. The sector employs 80% of Group personnel, generated 82% of dealings, and contributed 80% of consolidated revenues and 77% of consolidated net income. Net of tax, net income for the first nine months of 2006 was 1,266 million euro, against 1,212 million in the same period of 2005 (pro forma) (+4.5%), which, with growth of 11.5% of capital absorbed, meant a reduction of 1.5 percentage points in annualized RORAC (22,3% from 23,8%) compared to the same period of 2005. The cost/income ratio also fell to 52% (53.3% al 30 September 2005): the reduction of 1.3 percentage points, following revenue growth and cost containment, summarizes the improved efficiency. The sector was marked by positive performance in all profit margins, helped by the increase in financial assets of customers (+6,1%) and net loans to customers (+6,7%). Net interest income showed an increase of 9,1% which, together with the recovery in other commercial banking revenues and greater income from Wholesale, led to an increase in gross operating income of 6%. Revenue performance thus led to an increase in current operating income of +13,6%, with a slight fall in value adjustments and growth of 3,5% in operating costs compared to the first nine months of 2005.

Savings and Pensions.

Eurizon Financial Group comprises EurizonVita, the sales networks of Banca Fideuram and, from January, Sanpaolo IMI Asset Management. The gross operating income in the first nine months of 2006 grew by 4.8% compared to the same period of 2005 (pro forma). The progress was generated above all by greater revenues from Fideuram and Sanpaolo Imi Asset Management. Net commissions were 616 million euro (+7.7%) and the insurance result was 281 million euro, in line with the 284 million at September 30, 2005. The contribution to consolidated net income, 22% of the total, was 355 million euro (+5%). Performance was influenced by the increase in operating expenses (+11.4%) related to Eurizon’s start-up costs, and new initiatives and extraordinary items for Eurizon’s public offer for Fideuram. Assets under management were 188,2 billion euro, up 3.5% on September 2005. Capital absorbed was 11% of Group capital (+6.1% against the first nine months of 2005). Annualized profitability was 33.8%.

Reclassified Statement of Income

Reclassified Consolidated Balance Sheet

RECLASSIFIED STATEMENT OF INCOME(1)

			Change first
	First 9 months 06	First 9 months 05	9Ms06 /first 9Ms05	Year 2005
	(€/mil.)	(€/mil.)	(%)	(€/mil.)
A. Net interest income	3,058	2,818	+8.5	3,798
B. Net Commissions	2,534	2,423	+4.6	3,284
C. Income from credit disposals, assets held to maturity and repurchase of financial liabilities	48	56	-14.3	58
D. Dividends and income from other financial assets and liabilities
E. Profits (losses) on equity shareholdings	460	424	+8.5	526
F. Income from insurance business	76	89	-14.6	104
	296	302	-2.0	431

TOTAL OPERATING INCOME	6,472	6,112	+5.9	8,201
G. Net adjustment loans	-359	-357	+0.6	-492
H. Net adjustment to other financial assets	-1	-4	-75.0	-1

NET OPERATING INCOME	6,112	5,751	+6.3	7,708
I. Personnel costs	-2,122	-2,015	+5.3	-2,769
L. Other administrative costs	-1,075	-1,030	+4.4	-1,452
M. Net adjustment to tangible and intangible assets	-274	-306	-10.5	-435
- Operating costs (I+L+M)	-3,471	-3,351	+3.6	-4,656
N. Other net income/expenses	34	49	-30,6	74
O. Impairment of goodwill	—	-1	n.s.	-47
P. Profit (losses) from disposals of investments	1	13	-92.3	16
Q. Net provisions for other risks and charges	-99	-133	-25.6	-141

PRE-TAX OPERATING PROFIT	2,577	2,328	+10.7	2,954
R. Taxes for the period	-940	-787	+19.4	-919
S. Profit (losses) on discontinued operations	49	16	n.s.	5
T. Profit attributable to minority interests	-48	-48	—	-57

NET PROFIT	1,638	1,509	+8.5	1,983

(1) The consolidated reclassified statement of income is designed to reflect operational management. In particular, the contribution of the Group’s insurance companies to “Total operating income” is conventionally cited in specific line “Results of insurance operations”

QUARTERLY ANALYSIS OF RECLASSIFIED STATEMENT OF INCOME (2)

	Year 2006			Year 2005
	3Quarter	2Quarter	3Quarter	4Quarter	3Quarter	2Quarter	1Quarter	Quarters Average
	(€/mil.)	(€/mil.)	(€/mil.)	(€/mil.)	(€/mil.)	(€/mil.)	(€/mil.)	(€/mil.)
A. Net interest income	1,039	1,026	993	980	954	943	921	949
B. Net commissions	825	856	853	861	860	816	747	821
C. Income from credit disposals, assets held to maturity and repurchase of financial liabilities	9	29	10	2	13	38	5	15
D. Dividends and income from other financial assets and liabilities	135	181	144	102	207	166	51	132
E. Profit (losses) on equity shareholdings	17	44	15	15	11	66	12	26
F. Income from insurance business	93	103	100	129	120	118	64	108

TOTAL OPERATING INCOME	2,118	2,239	2,115	2.089	2,165	2,147	1,800	2,051
G. Net adjustment to loans	-126	-137	-96	-135	-128	-142	-87	-123
H. Net adjustment to other financial assets	-1	—	—	3	-1	-2	-1	—

NET OPERATING INCOME	1,991	2,102	2,019	1,957	2,036	2,003	1,712	1,928
I. Personnel costs	-724	-705	-693	-754	-682	-653	-680	-692
L. Other administrative costs	-342	-371	-362	-422	-336	-353	-341	-363
M. Net adjustment to tangible and intangible assets	-92	-98	-84	-129	-105	-103	-98	-109
- Operating costs (I+L+M)	-1,158	-1,174	-1,139	-1,305	-1,123	-1,109	-1,119	-1,164
N. Other net income/expenses	8	15	11	25	7	32	10	19
O. Impairment of goodwill	—	—	—	-46	-1	—	—	-12
P. Profit (losses) from disposals of investments	1	—	—	3	—	13	—	4
Q. Net provisions for other risks and charges	-34	-27	-38	-8	-23	-75	-35	-35

PRE-TAX OPERATING PROFIT	808	916	853	626	896	864	568	740
R. Taxes for the period	-301	-318	-321	-132	-280	-280	-227	-230
S. Profit (losses) on discontinued operations	5	38	6	-11	20	-10	6	1
T. Profit attributable to minority interests	-14	-15	-19	-9	-21	-13	-14	-14

NET PROFIT	498	621	519	474	615	561	333	497

(2) The consolidated reclassified statement of income is designed to reflect operational management. In particular, the contribution of the Group’s insurance companies to “Total operating income” is conventionally cited in specific line “Results of insurance operations”

RECLASSIFIED CONSOLIDATED BALANCE SHEET

			Variation
			09/30/2006-
	09/30/2006	09/30/2005	09/30/2005
	(€/mil.)	(€/mil.)	(%)
ASSETS
A. Cash and liquidity	951	870	+9.3
B. Financial assets (other than loans and assets held to maturity)	77,251	90,678	-14.8
C. Financial assets held to maturity	2,356	2,175	+8.3
D. Credits due from banks	30,785	29,937	+2.8
E. Loans to customers	150,184	138,289	+8.6
F. Dealing securities	434	653	-33.5
G. Value adjustment of financial assets	—	—	—
H. Shareholdings	1,015	813	+24.8
I. Reinsurance technical reserves	40	25	+60.0
L. Tangible assets	2,723	2,221	+22.6
M. Goodwill	794	761	+4.3
N. Other intangible assets	231	256	-9.8
O. Tax assets	2,330	3,188	-26.9
P. Non-current assets and other due for sale	332	—	n.s.
Q. Other assets	5,097	6,478	-21.3
Total assets	274,523	276,344	-0.7

LIABILITIES AND NET CAPITAL
A. Payable due to banks	39,656	44,193	-10.3
B. Payable due to customers	98,385	95,499	+3.0
C. Securities	50,966	47,005	+8.4
D. Financial assets for trading	9,818	13,561	-27.6
E. Financial assets at fair value	25,871	25,373	+2.0
F. Dealing securities	527	1,103	-52.2
G. Value adjustment of financial liabilities	-82	11	n.s.
H. Tax liabilities	1,149	1,412	-18.6
I. Liabilities related to activities due for sale	265	—	n.s.
L. Other liabilities	7,999	10,162	-21.3
M. Reserves for risks and charges	2,620	2,620	—
N. Technical reserves	22,603	22,135	+2.1
O. Minority interests	207	218	-5.0
P. Group shareholder’s equity	14,539	13,052	+11.4
Total liabilities	274,523	276,344	-0.7

QUARTERLY ANALYSIS OF RECLASSIFIED CONSOLIDATED BALANCE SHEET

	2006			2005
	09/30	06/30	03/31r	12/31	09/30	06/30
	(€/mil.)	(€/mil.)	(€/mil.)	(€/mil.)	(€/mil.)	(€/mil.)
ASSETS
A. Cash and liquidity	951	962	967	1,107	870	1,016
B. Financial assets (other that loans and assets held to maturity)	77,251	73,033	75,068	77,402	90,678	91,190
C. Financial assets held to maturity	2,356	2,433	2,429	2,535	2,175	1,660
D. Credits due from banks	30,785	31,094	34,724	28,836	29,937	26,165
E. Loans to customers	150,184	147,330	144,170	139,507	138,289	132,443
F. Dealing securities	434	522	324	435	653	855
G. Value adjustment of financial assets	—	—	—	—	—	—
H. Shareholdings	1,015	985	847	819	813	796
I. Reinsurance technical reserves	40	35	29	29	25	23
L. Tangible assets	2,723	2,697	2,153	2,177	2,221	2,248
M. Goodwill	794	794	756	756	761	762
N. Other intangible assets	231	232	239	252	256	259
O. Tax assets	2,330	2,447	2,529	2,728	3,188	3,299
P. Non –current assets and other due for sale	332	798	220	220	—	—
Q. Other assets	5,097	6,881	6,151	6,455	6,478	6,910
Total assets	274,523	270,243	270,606	263,258	276,344	267,626

LIABILITIES AND NET CAPITAL
A. Payables due to banks	39,656	36,376	39,385	35,682	44,193	39,963
B. Payables due to customers	98,385	98,009	94,516	92,306	95,499	89,907
C. Securities	50,966	48,509	48,290	46,985	47,005	48,072
D. Financial assets for trading	9,818	9,608	11,535	11,342	13,561	14,214
E. Financial assets at fair value	25,871	25,386	25,955	25,939	25,373	25,096
F. Dealing securities	527	354	541	730	1,103	874
G. Value adjustment of financial liabilities	-82	-98	-79	-35	11	34
H. Tax liabilities	1,149	950	1,028	860	1,412	1,261
I. Liabilities related to activities due for sale	265	585	164	164	—	—
L. Other liabilities	7,999	11,835	10,121	10,573	10,162	11,378
M. Reserves for risks and charges	2,620	2,575	2,801	2,883	2,620	2,627
N. Technical reserves	22,603	22,000	21,893	22,113	22,135	21,709
O. Minority interests	207	205	245	233	218	196
P. Group shareholder’s equity	14,539	13,949	14,211	13,483	13,052	12,295
Total liabilities	274,523	270,243	270,606	263,258	276,344	267,626

GROUP BUSINESS SECTORS RESULTS

		Savings and	Central
	Banking	Pension	Functions (1)	Group total
GROSS OPERATING INCOME (€/mil)
As at September 30, 2006	5.209	959	304	6.472
As at September 30, 2005	4.916	915	281	6.112
Change 09/30/06 - 09/30/05	+6,0	+4,8	n.s.	+5,9

CURRENT OPERATING INCOME (€/mil)
As at September 30, 2006	2.133	529	-85	2.577
As at September 30, 2005	1.877	509	-58	2.328
Change 09/30/06 - 09/30/05	+13,6	+3,9	+46,6	+10,7

NET PROFIT (€/mil)
As at September 30, 2006	1.266	355	17	1.638
As at September 30, 2005	1.212	338	-41	1.509
Change 09/30/06 - 09/30/05	+4,5	+5,0	n.s.	+8,5

TOTAL INTEREST-EARNING ASSETS (€/mil) (2)
As at September 30, 2006	154.533	8.553	42.718	205.804
As at September 30, 2005	143.072	7.014	27.124	177.210
Change 09/30/06 - 09/30/05	+8,0	+21,9	+57,5	+16,1

TOTAL INTEREST-BEARING LIABILITIES (€/mil) (2)
As at September 30, 2006	132.946	7.704	54.993	195.643
As at September 30, 2005	124.885	6.152	36.905	167.942
Change 09/30/06 - 09/30/05	+6,5	+25,2	+49,0	+16,5

AVERAGE ALLOCATED CAPITAL (€/mil)
As at September 30, 2006	7.576	1.399	3.926	12.901
As at September 30, 2005	6.795	1.318	3.430	11.543
Change 09/30/06 - 09/30/05	+11,5	+6,1	+14,5	+11,8

ANNUALIZED PROFITABILITY (%)
As at September 30, 2006	22,3	33,8	n.s.	16,9
As at September 30, 2005	23,8	34,2	n.s.	17,4

EMPLOYEES
09/30/2006	34.497	2.760	5.615	42.872
09/30/2005	33.818	2.576	5.597	41.991
Change 09/30/06 - 09/30/05 (%)	+2,0	+7,1	+0,3	+2,1

(1) Including reversals and consolidation positioning

(2) Excluding Banca IMI.

10th November 2006 Q3 2006 RESULTS

Disclaimer  Disclaimer IMPORTANT INFORMATION  The Banca Intesa securities referred to herein that will be issued in connection with the merger described herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the Securities Act ) and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Banca Intesa securities will be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act.  The merger described herein relates to the securities of two foreign (non- U.S.) companies and is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.  It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since Banca Intesa and Sanpaolo IMI are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court s judgment. You should be aware that Banca Intesa may purchase securities of Sanpaolo IMI otherwise than in the merger, such as in open market or privately negotiated purchases.  This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities, nor shall there be any purchase, sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction.  The distribution of this communication may, in some countries, be restricted by law or regulation.  Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions.  To the fullest extent permitted by applicable law, the companies involved in the proposed business combination disclaim any responsibility or liability for the violation of such restrictions by any person. The shares to be issued in connection with the proposed business combination may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration. FORWARD-LOOKING STATEMENTS This communication contains forward-looking information and statements about Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. and their combined businesses after completion of the proposed business combination.  Forward-looking statements are statements that are not historical facts.  These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance.  Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions.  Although the managements of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A., that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.  These risks and uncertainties include those discussed or identified in the public documents sent by Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. to CONSOB and under “Risk Factors” in the annual report on Form 20-F for the year ended December 31, 2005 filed by Sanpaolo IMI S.p.A. with the SEC on June 29, 2006.  Except as required by applicable law, neither Sanpaolo IMI S.p.A. nor Banca Intesa S.p.A. undertakes any obligation to update any forward-looking information or statements.

Agenda Agenda P&L breakdown Executive summary Divisional breakdown

9M06 another very positive set of results

GRUPPO SANPAOLO IMI

Strong revenue growth

- Good income growth driven by excellent operating trends
  - Net interest income +8.5% y-o-y
  - Net commissions +4.6% y-o-y
  - Dividends and income from other financial assets and liabilities +8.5% y-o-y
  - Income from insurance business -2.0% y-o-y
- Very high quality of revenues with extraordinary elements representing only approx. 1% of total revenues

Total operating income +5.9% (~ +10% y-o-y normalised)

Prudential provisioning

- Rigorous provisioning maintained and sound asset quality with 40% of total provisions taken against performing loans
- Risk management strength, good asset quality, low NPL ratio and adequate coverage levels underpin balance sheet strength

Net operating income +6.3%

Good cost control

- Increase in operating costs in line with business plan projections
- Improvement in cost/income ratio by 1.2 p.p. to 53.6% y-o-y

Operating costs +3.6%

Excellent bottom line results

- Annualised ROE 16.9%
- Capital ratios further strengthened*:
  - Core capital 6.9% from 6.8%
  - Tier 1 capital 7.5% from 7.4%
  - Total capital 10.2% from 9.4%

Pre-tax op. profit +10.7% (~ +19% y-o-y normalised)
Net profit +8.5% (~ +20% y-o-y normalised)

* Referred to estimated 9M06. Solvency ratios as at 31 December 2005 have been reworked compared to figures from the 2005 Financial Statements in order to take into account the introduction of definitive provisions and specific transition regulations to IAS/IFRS published by the Bank of Italy in April 2006

Q3 2006 results 4 Executive summary

Business plan ahead of expectations driven by continuing strength in operating trends

GRUPPO SANPAOLO IMI

Excellent operating trends in Q3

Strong growth in all key operating aggregates:

	Q306	9M05	9M06	Var. 9M06/ 9M05
Net new retail customers	+29,805	-43,843	+64,346	n.r.
Total customer financial assets (€/mln)	+13,771	+24,754	+24,586	-0.7%
Net new customer money (€/mln)	+7,839	+13,311	+21,354	+60.4%
Net new customer loans (€/mln)	+2,854	n.a.	+10,713	n.a.

Business plan ahead of track

- Key indicators all in line or ahead of forecast:
  - customer financial assets +6.3% vs 6.0% BP CAGR
  - customer loans +8.7% vs 9.4% BP CAGR
  - cost of risk (as measured by expected loss) –1.8 vs +4bps BP target
  - operating costs +3.6% in line with budget and guidance
  - core capital 6.9%
  - normalised pre-tax profits ~+19% y-o-y vs +17.4% BP CAGR*
  - normalised net profit ~+20% y-o-y vs 17.4% BP CAGR*

* Based on normalised 05E

Q3 2006 results 5 Executive summary

Agenda Agenda Executive summary P&L breakdown Divisional breakdown

Positive trend line confirmed in net interest income

GRUPPO SANPAOLO IMI


+8.5%
2,818
3,058
€ MM
9M05
9M06

- Strong customer lending growth +8.7% driving increase in top line revenues
- Average spread on customer business down 13 bps y-o-y driven by margin pressure on new short term lending in part offset by the widening mark down seen as a result of rising interest rates


Q306/Q305
+8.9%
Q306/Q206
+1.3%
2005 av.
€ 949 MM
921
943
954
993
1,026
1,039
€ MM
Q105
Q205
Q305
Q405
Q106
Q206
Q306

- Continuing positive underlying operating trends

Q3 2006 results 7 P&L breakdown

Asset management and capital market business driving growth in net commissions Other services Deposits and current accounts Collection and payment services Loans and guarantees  brokerage, custody and advisory services  asset management Management, dealing and advisory services Net commissions € MM 43 383 192 283 180 1,342 1,522 2,423 9M05 48 366 196 298 186 1,440 1,626 2,534 9M06 +4.6% +11.6% -4.4% +2.1% +5.3% +3.3% +7.3% +6.8% Var.  € MM +4.6% P&L breakdown 9M05 9M06 Asset management fees up 7.3% driven by a positive market performance effect and a better asset mix Increase in fees on loans and guarantees (+5.3%) driven by higher lending activity  Deposit and current account fees fell by 4.4% as a result of customer preference for newer bundled account products with lower charges than traditional current accounts 2,4232,534

€ MM € 821 MM2005 avQuarterly trends in net commissions Q105 Q205 Q305 Q405 Q106 Q206 P&L breakdown - -5.3% +9.0% +10.5% -35.6% -3.8% -8.0% -4.1% Var. Q306/ Q305 19 131 67 95 73 475 548 860 Q305 9 123 59 99 72 494 566 856 Q206 Other services Deposits and current accounts Collection and payment services Loans and guarantees  brokerage, custody and advisory services  asset management Management, dealing and advisory services Net commissions € MM 19 124 73 105 47 457 504 825 Q306 -3.6% +111.1% +0.8% +23.7% +6.1% -34.7% -7.5% -11.0% Var. Q306/ Q206 Q306 -4.1% Q306/Q305-3.6% Q306/Q206Commissions declined by 3.6% Q3/Q2 due to lower asset management sales in the quarter Commissions declined by 3.6% Q3/Q2 due to lower asset management sales in the quarter Very positive customer net new money flows in Q3 +7,839 mln, but directed away from asset management products –1.2 billion 860856861816853825747

-69.0% -30.8% 9 29 13 Q305 Q206 Q306 Var. Q306/ Q305 Var. Q306/ Q206 Other income lines Income from credit disposals, assets held to maturity and repurchase of fin. liabilities56 48 € MM Dividends and income from other financial assets and liabilities 424 460 € MM Profits on equity shareholdings 89 76 € MM +8.5% -14.6% -25.4% -34.8% 135 181 207 Q305 Q206 Q306 Var. Q306/ Q305 Var. Q306/ Q206 -61.4% +54.5% 17 44 11 Q305 Q206 Q306 Var. Q306/ Q305 Var. Q306/ Q206 -14.3% P&L breakdown 9M05 9M06 9M05 9M06 9M05 9M06 Revenues included 114 mln from corporate derivative products +119.2% 9M/9M Capital gains in the period were 50 mln from the sales of Fiat ex convertendo shares (12 mln) and several minority shareholdings (38 mln) Increase in revenues understated because last year significant capital gains were taken for Italenergia Bis (104 mln) and Fiat convertendo (51 mln)  Principle contribution from shareholdings valued at equity of 57 mln Result also includes a capital gain of 19 mln on sale of equity stakes taken in H106 as against 44 mln for similar disposals in the 9 months last year

Insurance revenues

GRUPPO SANPAOLO IMI

- The slight decrease in revenues is due to lower new production, offset in part by higher profitability as the result of the change in asset allocation and of the lengthening of the average duration of the life assets over the last 12 months. This has meant an increase in the earnings on financial assets available for sale, in the form of higher coupon interest and dividend payments. The result would have been in line with last year's number but for a 33 million voluntary provision which was taken by the insurance company as an adjustment for the new mortality tables
- The lower gross premia written by Eurizon in life business is related to the re-positioning of the product portfolio with the weight of both index-linked and capital accumulation policies being downsized.
- In the property and casualty business gross premia were 68.7 million up 51% y-o-y and gross technical reserves 97.7 million up 34% y-o-y

	9M05			9M06			Tot Var %
€ MM	Life	P&C	Total	Life	P&C	Total	
Premiums and payments	-615	12	-603	-327	20	-307	-49.1
▪ Net premiums	2,938	22	2,960	2,176	36	2,212	-25.3
▪ Net charges for casualties	-1,334	-10	-1,344	-1,890	-16	-1,906	+41.8
▪ Other charges for changes in technical reserves	-2,219	-	-2,219	-613	-	-613	-72.4
Net income from financial instruments designated as at fair value shown in the P&L	489	-	489	197	-	197	-59.7
Net commissions	55	-1	54	55	-	55	+1.9
Net income from financial instruments not designated as at fair value shown in the P&L	595	2	597	680	1	681	+14.1
Other income/charges from insurance business	-233	-2	-235	-319	-11	-330	+40.4
Income from insurance business	**291**	**11**	**302**	**286**	**10**	**296**	**-2.0**

Q3 2006 results 11 P&L breakdown

Rigorous provisioning maintained and sound asset quality with conservative coverage on all problem loans

GRUPPO SANPAOLO IMI

9M05	9M06	Var.9M06/ 9M05	€ MM	Q305	Q206	Q306	Var. Q306/ Q305	Var. Q306/ Q206
-357	-359	+0.6%	Net adjustments to loans	-128	-137	-126	-1.6%	-8.0%

- Specific adjustments to credits 216 mln equivalent to a 20 bps annualised cost of risk
- Further generic provisions for 143 mln and total annualised cost of risk of 33 bps aligned to the portfolio EL
- Increase in generic reserve to 1,225 mln or around 2x the average cost of risk of the performing loan portfolio
- NPL ratio down to 0.7% from 0.8 in Q305 and coverage levels increased in NPLs and total problem loans
- Total gross problem loans down 2.6% y-o-y and total net problem loans down 4.6%


NPLs
4,588
4,430
Gross
-158 mln
Net
-76 mln
1,120
1,044
€ MM
9M05
9M06
Coverage at 30/09/06: 76.43% +84 bps y-o-y


Problem and restructured loans *
1,662
1,783
Gross
+121 mln
Net
+95 mln
1,140
1,235
€ MM
9M05
9M06
Coverage at 30/09/06: 30.73% -67 bps y-o-y


180 day past due loans
1,130
987
Gross
-143 mln
Net
-161 mln
981
820
€ MM
9M05
9M06
Coverage at 30/09/06: 16.92% +373 bps y-o-y

9M05	9M06	Var.9M06/ 9M05	€ MM	Q305	Q206	Q306	Var. Q306/ Q305	Var. Q306/ Q206
-4	-1	-75.0%	Net adjustment to other financial assets	-1	-	-1	-	n.r.

*i.e. Finanziamenti incagliati e ristrutturati

Q3 2006 results 12 P&L breakdown

Excellent control on marginal cost of risk  * In terms of on and off balance sheet outstanding loans  P&L breakdown Good quality loan book as shown in all key indicators Best practice risk management tools, systems and culture enable healthy growth in new lending Cost of risk in P&L well aligned with expected loss (33 vs 34 bps) despite low specific adjustments (20 bps) and good coverage -2.1 -0.2 +0.2 -0.6 -0.4 - -1.5 • Q306/Q206 • YTD Analysis of variation in expected loss (bps) -0.8  other minor effects -1.8 Total  +0.5           market coverage -1.7           share of wallet -1.2  Marginal cost (EAD) -0.2  • collateralization (LGD) +0.4  • initial stock rating -2.1 •  Q306/Q206 33.5 Q306 35.6 Q206 -1.8 Expected loss (EL) • YTD Expected  Loss * (bps)

Good cost control

GRUPPO SANPAOLO IMI

€ MM	9M05	9M06	Var.
Operating costs	**-3,351**	**-3,471**	**+3.6%**
Personnel costs	-2,015	-2,122	+5.3%
Other administrative costs	-1,030	-1,075	+4.4%
▪ *IT costs*	*208*	*216*	*+3.8%*
▪ *Property costs*	*255*	*276*	*+8.2%*
▪ *General expenses*	*192*	*188*	*-2.1%*
▪ *Professional and insurance fees*	*138*	*136*	*-1.4%*
▪ *Promotion advertising and marketing expenses*	*76*	*80*	*+5.3%*
▪ *Indirect personnel costs*	*73*	*84*	*+15.1%*
▪ *Charges for services provided by third parties*	*57*	*55*	*-3.5%*
▪ *Indirect duties and taxes*	*31*	*40*	*+29.0%*
Net adjustments to tangible and int. assets	-306	-274	-10.5%

- Personnel costs up 5.3% as a result of an increase in:
  - average headcount +1.6% to strengthen the banking network and the new Eurizon Financial Group
  - the national banking and company contracts as well as the bonus plan related to the business plan
- Higher other administrative costs +4.4% as a result of:
  - increased marketing expenses
  - property expenses related to the refurbishment of branches
  - higher indirect personnel costs related to higher number of employees and investments on training
- Lower depreciation charges as a result of the completion of write downs on significant software investments in Fideuram and the Parent bank

€ MM	Q305	Q206	Q306	Var. Q306/ Q305	Var. Q306/ Q206
Operating costs	**-1,123**	**-1,174**	**-1,158**	**+3.1%**	**-1.4%**
Personnel costs	-682	-705	-724	+6.2%	+2.7%
Other administrative costs	-336	-371	-342	+1.8%	-7.8%
Net adjustments to tangible and int. assets	-105	-98	-92	-12.4%	-6.1%

- Quarterly fall in costs is a seasonal effect

Q3 2006 results 14 P&L breakdown

Significant increase in pre-tax profitability

GRUPPO SANPAOLO IMI

9M05	9M06	Var.9M06/ 9M05	€ MM	Q305	Q206	Q306	Var. Q306/ Q305	Var. Q306/ Q206
49	34	-30.6%	Other net income	7	15	8	+14.3	-46.7
-1	-	n.r.	Impairment of goodwill	-1	-	-	n.r.	-
13	1	-92.3%	Profits from disposals of investments	-	-	1	n.r.	n.r.
-133	-99	-25.6%	Net provisions for risks and charges	-23	-27	-34	+47.8	+25.9

Pre-tax operating profit



+10.7%
~ +19% normalised
2,328
2,577
€ MM
9M05
9M06
Normalised
Stated

Q306/Q305	Q306/Q206
-9.8%	-11.8%



2005 av.
€ 740 MM
568
864
896
626
853
916
806
€ MM
Q105
Q205
Q305
Q405
Q106
Q206
Q306

Q3 2006 results 15 P&L breakdown

Excellent bottom line growth

GRUPPO SANPAOLO IMI

9M05	9M06	Var.9M06/ 9M05	€ MM	Q305	Q206	Q306	Var. Q306/ Q305	Var. Q306/ Q206
2,328	2,577	+10.7%	Pre-tax operating profit	896	916	808	-9.8%	-11.8%
-787	-940	+19.4%	Taxes for the period	-280	-318	-301	+7.5%	-5.3%
16	49	n.r.	Profits on discontinued operations	20	38	5	-75.0%	-86.8%
-48	-48	-	Profit attributable to minority interests	-21	-15	-14	-33.3%	-6.7%
1,509	**1,638**	**+8.5%**	**Net profit**	**615**	**621**	**498**	**-19.0%**	**-19.8%**

Q306/Q305	Q306/Q206
-19.0%	-19.8%

Net profit



+8.5%
~ +20% normalised
1,509
1,638
€ MM
9M05
9M06
Normalised
Stated



2005 av.
€ 497 MM
333
561
615
474
519
621
498
€ MM
Q105
Q205
Q305
Q405
Q106
Q206
Q306

Q3 2006 results 16 P&L breakdown

Agenda Agenda Executive summary P&L breakdown Divisional breakdown

BANKING EURIZON Wholesale   SANPAOLO IMI  Retail  SMEs  Other Banking  Activities Divisional structure of the Group  Eurizon Capital  EurizonVita Banca Fideuram 87.1% Operating costs 78.1% 80.1% 84.5% Contribution* Net income Pre-tax operating profit Total operating income Banking Activity 12.9% Operating costs 21.9% 19.9% 15.5% Contribution* Net income Pre-tax operating profit Total operating income Eurizon *   Excluding Corporate CentreDivisional breakdown

n.r. - 1 Profits (losses) from disposals of investments n.r. - -1 Impairment of goodwill +4.5 1,266 1,212 Net profit 52.0 53.3 Cost/Income ratio 23.8 -2 -663 1,877 -61 28 -2,620 -22 -1,041 -1,557 4,530 -2 -384 4,916 51 333 19 1,887 2,626 9M05 p.f. 22.3 -2 -865 2,133 -30 17 -2,711 -17 -1,054 -1,640 4,857 - -352 5,209 27 351 31 1,936 2,864 9M06 - +30.5 +13.6 -50.8 -39.3 +3.5 -22.7 +1.2 +5.3 +7.2 n.r. -8.3 +6.0 -47.1 +5.4 +63.2 +2.6 +9.1 Var   % Profits attributable to minority interests RORAC Taxes for the period Pre-tax operating profit Net provisions for risks and charges Other net income/expenses Operating costs Net adjustments to tangible and int. assets Other administrative costs Personnel costs Net operating income Net adjustments to other financial assets Net adjustments to loans Total operating income Profits (losses) on equity shareholdings Dividends and income from other fin. assets and liabilities Income from credit disposals, assets held to maturity and repurchase of fin. liab. Net commissions Net interest income Banking Activity (€/MM) Banking Activity Divisional breakdown Very positive start to the business plan confirmed  as a result of strong operating trends

Retail Division

GRUPPO SANPAOLO IMI

Retail Division (€/MM)	9M05 p.f.	9M06	Var %
Net interest income	1,480	1,739	+17.5
Net commissions	1,450	1,474	+1.7
Income from credit disposals, assets held to maturity and repurchase of fin. liab.	-	8	n.r.
Dividends and income from other fin. assets and liabilities	25	28	+12.0
Total operating income	**2,955**	**3,249**	**+9.9**
Net adjustments to loans	-145	-139	-4.1
Net operating income	**2,810**	**3,110**	**+10.7**
Personnel costs	-1,026	-1,071	+4.4
Other administrative costs	-818	-842	+2.9
Net adjustments to tangible and int. assets	-5	-3	-40.0
Operating costs	***-1,849***	***-1,916***	***+3.6***
Other net income/expenses	17	1	-94.1
Net provisions for risks and charges	-19	-14	-26.3
Pre-tax operating profit	**959**	**1,181**	**+23.1**
Taxes for the period	-418	-513	+22.7
Profits attributable to minority interests	-1	-1	-
Net profit	**540**	**667**	**+23.5**
Cost/Income ratio	62.6	59.0	
RORAC	36.5	43.7	

Significant increase in customer base


No.
-28,568
-7,265
-8,010
222
13,604
20,937
29,805
Q105
Q205
Q305
Q405
Q106
Q206
Q306

Strong trends in customer lending


+14.7%
42,664
48,921
€ MM
9M05
9M06

- New mortgage lending +12%
- New personal loans +45%

Positive net new money flows in 9M06*

€ MM	9M05	9M06	Var.
Direct deposits	+723	3,155	+336.4%
Asset management	+5,114	1,151	-77.5%
Asset administration	-1,572	2,357	n.r.
TFAs	**4,265**	**6,663**	**+56.2%**

* Management reporting numbers on core retail business

Q3 2006 results 20 Divisional breakdown

+6.5 756 710 Net interest income +8.7 213 196 Net commissions +55.2 90 58 Dividends and income from other fin. assets and liabilities +9.9 1,059 964 Total operating income +4.2 -197 -189 Net adjustments to loans +11.2 862 775 Net operating income +1.0 -201 -199 Personnel costs +1.0 -211 -209 Other administrative costs - -1 -1 Net adjustments to tangible and int. assets +1.0 -413 -409 Operating costs +25.0 10 8 Other net income/expenses -24.0 -19 -25 Net provisions for risks and charges +26.1 440 349 Pre-tax operating profit +23.7 -188 -152 Taxes for the period +27.9 252 197 Net profit 39.0 42.4 Cost/Income ratio 11.2 10.0 RORAC 9M05  p.f. 9M06 Var  % SME Division (€/MM) SME Division Excellent loan growth Divisional breakdown 9M05 pro-forma € MM 9M06 46,354 51,049 +10.1% Share of wallet 9M06 +45 bps YTD Good relative performance on margins -68 -62 -35 -20 SME Division Var. Y-o-Y Var. YTD Group Group System System ST mark up (bps)* Growing and healthy customer base Unrated No. Invest.  grade Intermediate Risky Critical Total YTD 1,208 178 42 -282 -693 453 *   Source: Bank of Italy Ten Day Reports

+3.0 310 301 Net interest income -11.0 146 164 Net commissions +15.8 22 19 Income from credit disposals, assets held to maturity and repurchase of fin. liab. +56.5 205 131 Dividends and income from other fin. assets and liabilities n.r. 20 - Profits (losses) on equity shareholdings +14.3 703 615 Total operating income -69.4 -15 -49 Net adjustments to loans +21.6 688 566 Net operating income +14.3 -144 -126 Personnel costs +9.6 -103 -94 Other administrative costs -23.1 -10 -13 Net adjustments to tangible and int. assets +10.3 -257 -233 Operating costs  -25.0 3 4 Other net income/expenses n.r. - - Impairment of goodwill -50.0 - 1 Profits (losses) from disposals of investments +27.9 1 2 Net provisions for risks and charges +84.8 435 340 Pre-tax operating profit - -146 -79 Taxes for the period +10.8 -1 -1 Profits attributable to minority interests 288 260 Net profit 36.6 37.9 Cost/Income ratio 17.5 19.7 RORAC 9M05  p.f. 9M06 Var   % Wholesale Division (€/MM) Wholesale Division Divisional breakdown The Wholesale Division is divided into: -  Large Corporate and Investment Banking -  Public Finance -  International Activities

Wholesale Division: Corporate and Investment Banking

GRUPPO SANPAOLO IMI

Corporate and Invest. Banking (€/MM)	9M05 p.f.	9M06	Var. %
Net interest income	114	115	+0.9
Net commissions	95	77	-18.9
Dividends and income from other fin. assets and liabilities	112	165	+47.3
Profits (losses) on equity shareholdings	-	6	n.r.
Total operating income	**321**	**363**	**+13.1**
Net adjustments to loans	-25	-7	-72.0
Net operating income	**296**	**356**	**+20.3**
Personnel costs	-61	-72	+18.0
Other administrative costs	-53	-60	+13.2
Net adjustments to tangible and int. assets	-5	-3	-40.0
Operating costs	***-119***	***-135***	***+13.4***
Other net income/expenses	1	-	n.r.
Pre-tax operating profit	**178**	**221**	**+24.2**
Taxes for the period	-19	-83	n.r.
Net profit	**159**	**138**	**-13.2**
Cost/Income ratio	37.1	37.2	
RORAC	22.7	17.0	

- CIB includes the Group's investment bank Banca IMI, the structured finance unit and the business unit with responsibility for managing the large corporate clients.
- In the first nine months Banca IMI was involved in a significant number of deals both in the equity capital markets and in corporate finance, as well as confirming its market leadership in the domestic primary debt capital market. In structured finance 14 new operations were completed and the bank also worked with Banca OPI on debt re-structuring, with Eurizon on zero coupon issues and with the commercial bank on developing the corporate derivative business. The traditional lending business to the large corporate sector remains very competitive with high customer liquidity dampening demand and putting pressure on margins.
- All income lines showed very positive growth, well ahead of the higher operating costs related to variable personnel expenses, allowing an increase of 24.2% in pre-tax operating profit. The net profit decreased by 13.2% due to a significantly higher and normalised tax rate (37.6% vs 10.7%).

Q3 2006 results 23 Divisional breakdown

Wholesale: Public Finance

GRUPPO SANPAOLO IMI

Public Finance (€/MM)	9M05 p.f.	9M06	Var %
Net interest income	96	94	-2.1
Net commissions	4	2	-50.0
Income from credit disposals, assets held to maturity and repurchase of fin. liab.	19	12	-36.8
Dividends and income from other fin. assets and liabilities	9	18	+100.0
Profits (losses) on equity shareholdings	-	1	n.r.
Total operating income	**128**	**127**	**-0.8**
Net adjustments to loans	-5	-	n.r.
Net operating income	**123**	**127**	**+3.3**
Personnel costs	-15	-18	+20.0
Other administrative costs	9	-10	+11.1
Net adjustments to tangible and int. assets	-	-	-
Operating costs	***-24***	***-28***	***+16.7***
Other net income/expenses	1	1	-
Net provisions for risks and charges	1	-	n.r.
Pre-tax operating profit	**101**	**100**	**-1.0**
Taxes for the period	-42	-29	-31.0
Net profit	**59**	**71**	**+20.3**
Cost/Income ratio	18.8	22.0	
RORAC	15.4	14.3	

- The Public Finance Division, operating principally through Banca OPI, is responsible for advisory services and medium to long term financing for public authorities, local public service agencies and infrastructure projects. Banca OPI is the leading Italian bank in this field with a domestic market share of 21%.
- Political uncertainty regarding the new government's policy on public financing slowed demand and there was also competitive pressure on margins. However, the bond portfolio was up 18.2% and the division completed 58 debt management operations as well as reducing portfolio concentration through asset sales of 570 million and increasing new international lending (575 million). Moreover the contribution of domestic lending originated by its specialists' network (643 million) enhanced the division penetration in the segment of small-medium size local public entities. Project financing also saw a significant increase with arranged financing of 626 million against 345 million for the full year in 2005.
- Overall revenues remained stable year on year but net income was up +20.3% on last year thanks to the positive impact of a change in tax treatment on credit provisioning for IRAP.

Q3 2006 results 24 Divisional breakdown

Wholesale Division: International Activities

GRUPPO SANPAOLO IMI

International Activities (€/MM)	9M05 p.f.	9M06	Var %
Net interest income	91	101	+11.0
Net commissions	65	67	+3.1
Income from credit disposals, assets held to maturity and repurchase of fin. liab.	-	10	n.r.
Dividends and income from other fin. assets and liabilities	10	22	+120.0
Profits (losses) on equity shareholdings	-	13	n.r.
Total operating income	**166**	**213**	**+28.3**
Net adjustments to loans	-19	-8	-57.9
Net operating income	**147**	**205**	**+39.5**
Personnel costs	-50	-54	+8.0
Other administrative costs	-32	-33	+3.1
Net adjustments to tangible and int. assets	-8	-7	-12.5
Operating costs	***-90***	***-94***	***+4.4***
Other net income/expenses	2	2	-
Profits (losses) from disposals of investments	1	-	n.r.
Net provisions for risks and charges	1	1	-
Pre-tax operating profit	**61**	**114**	**+86.9**
Taxes for the period	-18	-34	+88.9
Profits attributable to minority interests	-1	-1	-
Net profit	**42**	**79**	**+88.1**
Cost/Income ratio	54.2	44.1	
RORAC	17.5	23.3	

- The International Division is responsible for the international banking activities and foreign subsidiary banks:
  - Inter-Europa Bank (Hungary, 85.9%)
  - Sanpaolo IMI Bank Romania (Romania, 98.6%)
  - Banka Koper (Slovenia, 66.2%)
  - Banca Italo Albanese (Albania, 76.1%).

  As well as the 115 branches of the controlled banks the international network operates in 34 countries through 13 branches, 19 representative offices, 2 foreign desks and a subsidiary, Sanpaolo IMI Bank Ireland. The division has the mission of facilitating and developing the internationalisation of Italian SMEs, working with multi-national companies operating in the Italian market and operating as domestic banks through subsidiary banks as well as maximising cross-selling with the product factories of the Group and developing relationships with counter-party banks
- July 2006: agreement for the acquisition of the 87.4% of Panonska Banka (see slide 26)
- October 2006: agreement for the acquisition of the 80% of American Bank of Albania and of the 80% of Bank of Alexandria (see slides 27 and 28)
- Revenues were up 28.3% thanks to a significant increase in customer loans +31.3% and customer financial assets +23%. Costs were up only +4.4%, despite an 8% increase in personnel and net profit benefited jumping 88.1% to 79 mln

Q3 2006 results 25 Divisional breakdown

New acquisition: Panonska Banka   Panonska*: good competitive positioning Panonska is a regional bank mainly concentrated in Vojvodina, the second wealthiest area in the country after Beograd Panonska has a market share in branches of 3.4% (5% in Vojvodina) Universal bank with a strong focus on corporate clients (10,000) and a developing retail business with 115,000 customers Strong capital base with a 24.1% Tier 1 ratio leaves scope to develop business Greater stability in the political climate and improving economy, with a target inflation rate for 2008 of 5% and an IMF forecast for real GDP of 5% in 07 Important economic ties with Italy as primary commercial partner and possible future ties with the European Union  Attractive banking system, with a low banking penetration in terms of deposits and loans on GDP, of 25% and 26.8% respectively  Serbia: an attractive market * Data as at 31/12/2005 Investment terms Stake of 87.4% to be purchased from the Serbian Government for consideration of 122 million euros which values the bank at 139.6 million euros equivalent to 4.6x P/BV05   A tender offer on minorities will be launched once the contract is signed which is expected before the end of November 06 Achievement of cost of capital hurdle rate for ROI forecast in the business plan for the new acquisition  Divisional breakdown

New acquisition: American Bank of Albania

GRUPPO SANPAOLO IMI

Albania: an attractive market	■ Stable political climate and improving economy: IMF real GDP growth projection of 6% with stable currency and inflation rate (2-3%) forecasts ■ Important economic ties: Italy is the primary commercial partner of Albania with significant market shares in exports (72%) and in imports (29%) ■ Attractive banking system: - good liquidity (loan to deposit ratio 21%) and solvency ratios (~ average 18%) - high profitability (ROE 22%) - considerable prospects for growth: 10% loans/GDP
Transaction: strategic fit	■ Reinforcing the presence in Albania where SPI is already active thanks to the purchase of a 76.1% stake in BIA acquired in May; ■ ABA and BIA two complementary banks: - BIA is the seventh largest bank in Albania with a good corporate presence but limited distribution network (only 5 branches) and product offering - together the two banks will have a market share of 20.6% in loans (market leader) and 15.3% in deposits (second largest player), and will generate both revenue and cost synergies
ABA*: good competitive positioning	■ ABA ranks third in terms of total assets (market share 11.2%) and deposits (market share 11.4%) and first in terms of loans (market share 16.8%). ■ Universal bank with 60,000 retail and 4,500 corporate clients, a good product and service offering and a management team with a proven international track record
Investment terms	■ Stake of 80% to be purchased from the Albanian American Enterprise Fund for consideration of 125.52 million US dollars (~ euro 100.4 million) which values the bank at 156.9 million US dollars equivalent to 3.65x P/BV and 16X 2006 estimated earnings. Closing expected in early 2007 and subject to regulatory approval ■ Further option structure to purchase the remaining 20% stake ■ Achievement of cost of capital hurdle rate for ROI forecast in the business plan for the new acquisition

* Data as at 31/12/2005

Q3 2006 results 27 Divisional breakdown

New acquisition: Bank of Alexandria

GRUPPO SANPAOLO IMI

The Mediterranean: strategic fit	■ Area of strategic interest ... - 260 million inhabitants - Increasing economic relations with the European Union - Good economic prospects ■ ... where Sanpaolo IMI is already active: - Strategic and commercial agreements with BMCE (Morocco) and BIAT (Tunisia) - Shareholdings in BIAT (Tunisia) (5.6%) and Global Securities (Turkey) - Representative offices in Casablanca and Istanbul
Egypt: an attractive market	■ Biggest country of the area (young and growing population of 74 million inhabitants) with a stable political climate and economy (country upgrade by Moody's in May 2006) ■ IMF real GDP growth projection of > 5% with stable currency and inflation rate (~ 4%) forecasts ■ Strong economic ties between Egypt and Italy: - Italy is the second largest commercial partner after the U.S. (market share ~ 10%) - Significant presence of Italian companies including industry leaders operating in various sectors ■ Low banking penetration: - Only 10% of population has a banking contract - Limited basic banking product offering
BoA*: excellent competitive positioning	■ Third largest player in terms of total assets and branches with market shares of 5.5% and 6.8% (13.7% excluding branches of banks for agricultural micro-credit) respectively. ■ Completed restructuring process (transfer of NPL portfolio, sale of non core activities, headcount reduction). Best target available in the market. ■ Good domestic branch footprint of 188 branches represents excellent potential platform for growth
Investment terms	■ Stake of 80% to be purchased from the State for consideration of 1.6 billion US dollars (~ 1.28 billion euros) which values the bank at 2 billion US dollars equivalent to 3.96x P/BV. Closing expected before end of 2006 ■ Of remaining stake, 15% to be sold on the local stock market and 5% offered to employees ■ Achievement of cost of capital hurdle rate for ROI forecast in the business plan for the new acquisition

* Data as at 31/12/2005

Q3 2006 results 28 Divisional breakdown

Eurizon

GRUPPO SANPAOLO IMI

Eurizon				EurizonVita		Eurizon Cap.		Fideuram	
9M05 p.f.	**9M06**	**Var %**	**€/MM**	**9M06 p.f.**	**Var %**	**9M06 p.f.**	**Var %**	**9M06 p.f.**	**Var %**
33	57	+72.7	Net interest income	-	-	5	+150.0	52	+67.7
572	616	+7.7	Net commissions	-	-	176	+18.9	440	+3.8
3	4	+33.3	Income from credit disposals, asset held to maturity and rep. of fin. liab.	-	-	-	-	4	+33.3
23	1	-95.7	Dividends and income from other fin. assets and liabilities	-	-	-	-	1	-95.7
-	-	-	Profits (losses) on equity shareholdings	-	-	-	-	-	-
284	281	-1.1	Income from insurance business	282	-0.7	-	-	-	-
915	**959**	**+4.8**	**Total operating income**	**282**	**-0.7**	**181**	**+20.7**	**497**	**+3.3**
1	1	-	Net adjustments to loans	1	-	-	-	-	-
-	-	-	Net adjustments to other fin. assets	-	-	-	-	-	-
916	**960**	**+4.8**	**Net operating income**	**283**	**-0.7**	**181**	**+20.7**	**497**	**+3.3**
-155	-182	+17.4	Personnel costs	-46	+91.7	-32	-3.0	-94	-4.1
-179	-200	+11.7	Other administrative costs	-70	+48.9	-36	+20.0	-140	+37.3
-26	-19	-26.9	Net adj. to tangible and int. assets	-7	n.r.	-2	-33.3	-10	-52.4
-360	***-401***	***+11.4***	***Operating costs***	***-123***	***+68.5***	***-70***	***+6.1***	***-244***	***+10.4***
15	9	-40.0	Other net income/expenses	59	n.r.	4	-	-2	+100.0
-	-	-	Impairment of goodwill	-	-	-	-	-	-
-	-	-	Profits (losses) from disposals of investments	-	-	-	-	-	-
-62	-39	-37.1	Net provisions for risks and charges	-2	n.r.	-	n.r.	-37	-38.3
509	**529**	**+3.9**	**Pre-tax operating profit**	**217**	**-3.1**	**115**	**+33.7**	**214**	**+7.5**
-121	-129	+6.6	Taxes for the period	-71	+6.0	-22	+37.5	-38	-
-5	-	n.r.	Profits (losses) on discontinued op.	-	-	-	-	-	n.r.
-45	-45	-	Profits attributable to min. interests	-	n.r.	-	-	-45	+7.1
338	**355**	**+5.0**	**Net profit**	**146**	**-5.2**	**93**	**+32.9**	**131**	**+14.9**
39.3	**41.8**		**Cost/Income ratio**	**43.6**		**38.7**		**49.1**	
34.2	**33.8**		**RORAC**	**21.0**		**147.6**		**44.9**	

- On 24th January 2006 the Board of Directors passed the resolution authorizing the start of the project for the listing of Eurizon Financial Group; the process has been delayed after the approval of the merger between Sanpaolo and Banca Intesa (press release 16th October)
- On 3rd May 2006 EurizonVita acquired total control of EurizonTutela (previously Egida S.p.A.), the property casualty insurance company, from Reale Mutua which held 50% of the shares (€ 26.1 million)
- On 12th May 2006 the Board approved the incorporation of Sanpaolo IMI Asset Management in Eurizon. The operation was completed on 30th June 2006. Eurizon and Sanpaolo IMI signed an agreement in which they mutually recognize each other as service provider and distributor for asset management, life insurance, property casualty insurance and retirement planning products
- On 4th July, the Board approved a plan to rationalize the participation in Banca Fideuram (directly controlled with 73.4% of the shares) by means of a tender offer on the minorities (offer price € 5.00 each). Offer closed successfully on 25th October with a current shareholding of 92.5%. A residual offer will be launched in the next few weeks and at the end of it the company will be delisted
- On 1st November Sanpaolo IMI Asset Management re-named in Eurizon Capital

Q3 2006 results 29 Divisional breakdown

Appendices Appendices

Loan growth breakdown

GRUPPO SANPAOLO IMI

Retail and Private	9M05 € MM	9M06 € MM	Var. %
o.w. Sanpaolo Area*	21,403	24,771	+15.7
o.w. SP BdN Area	5,039	5,948	+18.0
o.w. Cardine Area	11,834	12,981	+9.7
o.w. Neos	4,226	5,049	+19.5



+14.7%
42,664
48,921
€ MM
9M05
pro-forma
9M06

SMEs	9M05 € MM	9M06 € MM	Var. %
o.w. Sanpaolo Area*	24,570	27,732	+12.9
o.w. SP BdN Area	3,173	3,728	+17.5
o.w. Cardine Area	13,360	13,678	+2.4
o.w. Leasint	5,251	5,911	+12.6



+10.1%
46,354
51,049
€ MM
9M05
pro-forma
9M06

Wholesale	9M05 € MM	9M06 € MM	Var. %
o.w. Large Corporate	7,318	6,510	-11.0
o.w. Invest. Bank.	6,175	3,858	-37.5
o.w. Public Finance	20,816	20,132	-3.3
o.w. Internat. Bank.	6,636	8,713	+31.3



-4.2%
40,945
39,213
€ MM
9M05
pro-forma
9M06

Banking Activity



+6.7%
132,269
141,172
€ MM
9M05
pro-forma
9M06

* Including Sanpaolo Banca dell'Adriatico

Q3 2006 results 31 Appendices

Detail on TFAs € MM 401,135 426,424 +6.3% Asset administration: +14.8%  Asset management: +2.1%  Direct deposits: +4.4%  Appendices 9M05 9M06 Netting: +2.3%  158,877 46,052 6,369 106,456 9M06 +0.6% 45,785 Life technical reserves and life fin. liabilities +7.8% 5,909 Portfolio management 155,538 103,844 9M05 Asset management Mutual funds and fund-based portfolio mgt € MM+2.5% Var.  +2.1% 102,707117,890155,538158,877175,222167,877-25,565-24,987

 Qualitative composition of the loan portfolio - +4.9% n.r. 1,486 - +4.9% n.r. 1,486 Perf. debt securities held in port. +1.9% +1.9% - -0.3% +20.7% +4.0% - +1.6% Var. Q306/Q206 +2.0% +1.9% - +0.2% +21.4% +3.0% +1.3% +1.7% Var. Q306/Q206 9M 2006 30.73% +8.3% 1,235 548 +7.3% 1,783  Problem and restruct. loans  31.37% +45.8% 35 16 +50.0% 51  Loans to countries at risk 16.92% -16.4% 820 167 -12.7% 987  180 day past due loans +8.6% +8.0% - -6.8% -4.0% Var. 9M06/9M05 155,526 146,789 - 4,430 7,251 Gross exposure Total loans Performing loans  Non performing securities  Non-performing loans Doubtful loans € MMn.r. - - - 0.83% 145,564 1,225 +8.0% Coverage  Net exposure Total adjust. Var. 9M06/9M05 5,342 3,386 4,117 56.78% 3,134 -2.2% 76.43% 1,044 -3.4% 3.43% 150,184 +8.4% Appendices

Capital ratios Appendices Capital ratios*6.8 7.4 9.4 6.9 FY2005 9M06% € MM 151,542 163,498 +7.9% Other requirements Market risk Credit risk  Risk weighted assets*7.5 10.2 Core tier 1 ratio  Tier 1 ratio Total risk ratio* 136,017 15,237 288 FY2005 9M06 148,153 15,083 262 * Referred to estimated 9M06. Solvency ratios as at 31 December 2005 have been reworked compared to figures from the 2005 Financial Statements in order to take into account the introduction of definitive provisions and specific transition regulations to IAS/IFRS published by the Bank of Italy in April 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.

By:	/s/ James Ball
Name: James Ball

Title: International Strategy, London Branch

Date: November 10, 2006